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NEWS RELEASE

Dailey J. Berard                                                 Pete Roman
Chief Executive Officer                                          Chief Financial
Officer (318) 367-8291                                           (318) 373-5500

FOR IMMEDIATE RELEASE
Monday, November 8, 1999

                           UNIFAB INTERNATIONAL, INC.
                             SECOND QUARTER RESULTS

New Iberia, LA - (Business Wire) - November 8, 1999-- UNIFAB International, Inc. (NASDAQ: UFAB) today reported net income of $74,000 ($0.01 per share, basic and diluted) on revenue of $21.5 million for the three months ended September 30, 1999 compared to net income of $2.2 million ($0.36 per share, basic and diluted) on revenue of $31.6 million for the three months ended September 30, 1998. Net income for the six months ended September 30, 1999 was $191,000 ($0.03 per share, basic and diluted) on revenue of $37.7 million compared to net income of $4.8 million ($0.82 per share, basic and diluted) on revenue of $60.3 million for the six months ended September 30, 1998. The Company reported backlog of approximately $20.2 million at September 30, 1999.

"Our second quarter operating results reflect the severe downturn that began in November 1998," said Dailey J. Berard, UNIFAB International, Inc. President, Chairman and CEO. "Currently the momentum in bidding activities is accelerating at an unprecedented pace compared to prior months. Natural gas shortages are anticipated this winter season, which emphasizes the fact that the industry is finding only six billion barrels of oil annually while the world uses 25 billion barrels. The long-term fundamentals of the offshore drilling and production business are positively improving. Rig utilization rates are increasing rapidly, which will increase demand for UNIFAB's broad-based services. Our focus remains continuing growth through acquisition, alliance, and broadened internal investment and development."

Prior year amounts have been restated for the pooling with Allen Tank, Inc. completed on July 24, 1998. Pro forma net income for the three months ended September 30, 1998 was $2.2 million ($0.38 per share). Pro forma net income for the six months ended September 30, 1998 was $4.5 million ($0.76 per share). Pro forma net income consists of the Company's historical net income, adjusted to reflect income taxes as if Allen Tank, Inc., formerly an S Corporation, had operated as a C Corporation during all periods.

UNIFAB International, Inc. is an industry leader in the custom fabrication of topsides facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services. Dailey Berard serves as a commissioner on a number of committees and task forces that are working to improve training and education of the workforce in Louisiana.

Statements made in this news release regarding UNIFAB's expectations as to future operations of UNIFAB and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees, and UNIFAB's ability to integrate and manage acquired businesses. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.